U.S. SECURITIES AND
                                    EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12G/A

                        GENERAL FORM FOR REGISTRATION OF
            SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b)
                     Or 12(g) Of The Securities Act Of 1934



                                EPIC MEDIA, Inc.
                ------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

              California                                33-0735929
              ----------                                ----------
      (State or Other Jurisdictions                  (I.R.S .Employer
      Incorporation or Organization)              Identification Number)


           9756 Charleville Blvd.
             Beverly Hills, CA                                90212
             -----------------                                -----
   (Address of Principal Executive Offices)                 (Zip Code)

                                 (310) 922-7773
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                        Common Stock, no-par value $.000
                        --------------------------------
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

EPIC Media, Inc. (A Development Stage Company) was incorporated on December 11, 1996 under the laws of the State of California as "International Environmental Technologies, Inc." On February 14, 2004 the Company reorganized and changed its name to EPIC Media, Inc. The Company is considered to be in the development stage in accordance with SFAS #7.

EPIC Media, Inc. is a multimedia company founded to develop and package information into marketable print and digital products.

Discontinued Operation and Reorganization

In 1996, the Company secured distribution rights to the Automatic Mechanical Variable Ratio Transmission (AMVRT) system from VRT Inc. by issuing a note in the amount of $3,000,000. It began marketing the AMVRT in 1998 and reported revenue of $44,173 with an associated net loss through November 30, 2001 of $19,591. In January 1999, because of VRT Inc.'s inability to perform, the Company ended its relationship with VRT by returning the AMVRT distribution rights for its $3,000,000 note that was promptly cancelled.

The Company discontinued operations and began a process of reorganization. In February 2004, the company purchased all rights including copyrights, trademarks, websites and samples to two magazines entitled "EVERYTHING for Men" and "EVERYTHING for Women" from Epic Media, Inc. an Oregon corporation and publisher.

Reg. A Public Offering in 1997 Under the Securities Act of 1933

In 1997, the Management of the Company determined an investment in the Company was required to payoff notes payable and increase cash flow for growth. A Reg. A Offering was registered under the Securities Act of 1933 and declared effective (SEC File No. 24-3650-HQ). The Offering was also registered in the States of California, New York, Massachusetts, Oregon, and Illinois. The commencement of the Offering took place on March 16, 1998.

The Company offered 1,000,000 Shares of the Company's Common Stock (hereinafter "Shares") at a arbitrary per share offering price of $5.00 (the "Offering"). The minimum subscription was 100 shares ($500.00). The Company's directors and officers were the only parties to undertake the direct participation offering. The Company planed to offer and sell Shares directly to the public and did not retain any underwriters, brokers, or placement agents in connection with the Offering. There was no minimum to the Offering and had a designated termination date of Dec 31, 1998.

The securities offered were 1,000,000 Shares of the Company's Common Stock of which 12,000,000 are authorized to issue with no-par value pursuant to the Offering Circular. Of the 1,525,000 issued and outstanding, all Shares were offered and sold in private transactions, exempt from registration with the United States Securities and Exchange Commission.

The Company identified several "risks factors" associated with the Offering that include, but not limited to: limited operating history, development stage company, licensed products in prototype stage, lack of public market, dependence on key executives, control by existing management, lack of dividends, no minimum offering amount or escrow account, arbitrary offering price, penny stock regulation, dilution, self-underwritten offering, competition, uncertainty of market acceptance of the company's products, product defects, limited protection of intellectual property and proprietary rights, cumulative voting, the uses of estimates, and Company's dependence on VRT Inc. Potential investors were cautioned that in addition to the abovementioned risk factors that businesses are often subject to risk factors not foreseen or fully appreciated by management and keep in mind other possible risks that could be important.

In 1998, the Company's management determined that it's dependence on VRT Inc was to severe to continue with operations. VRT Inc was suffering from financial and management decisions and considering bankruptcy because of the inability to secure financing.

The Company elected to pause operations in Jan 1999 until it could determine if or when VRT Inc could produce the AMVRT. At that time, the Company returned distribution rights to VRT inc for the AMVRT in consideration for the return of a note payable of $3,000,000 paid for the rights ($0 net).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
-----------------------------------------------------------------

On Feb 15, 2004, the Company completed reorganization and changed the name to EPIC Media Inc to better describe the businesses the Company is now engaged in. Upon reorganization, the Company purchased assets consisting of two magazines named EVERYTHING for Men and EVERYTHING for Women (and the accompanying websites, trademarks, copyrights, samples, and other misc.) from Epic Media Inc (an Oregon based corporation and publisher wholly owned by Nicholas A. Czuczko). In return, the Company forgave a note receivable from Mr. Czuczko dated Nov 30, 1998, for the purchase of 1,000,000 Shares of Common Stock in the amount of $5,000,000 ($5.00 per Share). On May 30, 2004, it was resolved by the Board of Directors that Nicholas A. Czuczko surrender 250,000 shares to the Company making the net transaction of the sale of the magazines $3,750,000.

EPIC Media Inc is launching of EVERYTHING for Men& EVERYTHING for Women with an initial rate bases of 500,000 and a final trim sizes of 10 x 13 in early 2006 (estimate).

The monthly publications will have editorial units that include: transportation, home, health, travel, electronics, pc & online, business & personal finance, fashion, women, sports, world news, and entertainment. The EVERYTHING magazines are the first MEGA-Magazines for men and women, and their diverse interests with a clear message: an overwhelming amount of meaningful content and no useless filler.

The Company refers to subscribers as members of EVERYTHING for Men because it's not just selling a subscription to a magazine. From corporate discounts with The EVERYTHING Card, to monthly giveaways on the member website, benefit to membership in EVERYTHING for MEN is unequalled. The annual membership fee is $36 a year for home delivery and all the benefits of membership and a $5 cover price off the newsstand.

The Company has a national newsstand distribution agreement in place for all of the Company's publications.

ZOOPRIZE!(R) Launch - Zooprize.com is an internet portal designed to compile information from Google(TM), Yahoo!(R), Ask Jeeves(R) and other data points throughout the internet and organize it into the most relevant search results. Unlike most metasearch engines, Zooprize is more than just search. It is a unique way of gathering and packaging information into a member/portal interface that inspires users to stay connected to the portal. This new member/portal interface provides the Company with an unprecedented opportunity to provide advertisers with the ability to target consumers that is far superior to that of Google's Adwords or Yahoo!'s Overture.

Zooprize.com is a wholly owned subsidiary of EPIC Media Inc. The Company will also use the portal as a member registration point for the Everything magazine titles launching early 2006.

The principal market where the Company's Common Equity is traded is the Pinksheets under ticker Symbol EPMI. The Company is filing this registration statement and the accompanying financial statements in order to become a fully reporting company and obtain a listing on the OTC Bulletin Board.

As of the date of the filing of this registration statement, there were 75 shareholders of record, holding a total of 22,750,000 Shares of our Common Stock and 2,500,000 Shares are held as Treasury Stock for a total of 25,250,000 Shares.

ITEM 3. DISCRIPTION OF PROPERTY
-------------------------------

As of Nov 30, 2004, the Company has net tangible property of $0.

On Feb 15, 2004, the Company purchased assets consisting of two magazines named EVERYTHING for Men and EVERYTHING for Women from Epic Media Inc (an Oregon based corporation and publisher wholly owned by Nicholas A. Czuczko).

In return, the Company forgave a note receivable from Mr. Czuczko dated Nov 30, 1998, for the purchase of 1,000,000 Shares of Common Stock in the amount of $5,000,000 ($5.00 per Share). The Magazines have a historical book value of $44,101. Additional Paid in Capital decreased by $4,955,899 as the use of goodwill is not allowed in related party transactions as per USGAAP. On May 30, 2004, it was resolved by the Board of Directors that Nicholas A. Czuczko surrender 250,000 shares to the Company making the net transaction of the sale of the magazines $3,750,000. Please see notes to financials.

Zooprize.com is a wholly owned subsidiary of EPIC Media Inc. The Company will also use the portal as a member registration point for the Everything magazine titles launching early 2006.

The Company has been conducting business at 9756 Charleville Blvd Beverly Hills, CA 90212. Mr. Czuczko provides the office space at this location at no cost to the Company nor will the Company pay any compensation for this space in the near future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------

The following table sets forth certain information regarding Common Stock beneficially owned on May, 30 2005, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group.

As of the date of this statement, there were 22,750,000, respectively, shares of our Common Stock issued and outstanding.



Name and Address                  Amount and Nature of
 of Beneficial                        Beneficial                   Percent of
    Owner (1)                        Ownership (2)                   Class
--------------------------    -----------------------------    -----------------
Nicholas A. Czuczko (i,ii)           13,195,000                        58%
9756 Charleville Blvd
Beverly Hills CA, 90212


Nicholas Czuczko Sr.(i)               5,000,000                        22%
2286 N. Euclid Ave.
Upland, CA 91784


James M. Hollman (ii)                   150,000                        .6%
93 Hilltop Drive
Randolph, NJ 07869

John Yeung  (ii)                        200,000                        .4%
1131-B El Centro
South Pasadena, CA 91030
----------------------------
All Executive Officers and
Directors as a group
(3 persons)
                                     13,545,000                        59%

All Executive Officers and
Owners of 5% or more as a
Group (4 persons)
                                     18,545,000                        81%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------

Set forth below is certain information relating to the Company's directors and executive officers.



      Name                       Age            Titles

      Nicholas A. Czuczko        33       Chairman of the Board, CEO

      James M. Hollman           33       Treasurer, CFO

      John Yeung                 33       Secretary, VP of Distribution



Members of the Board of Directors are elected for one year terms and until their successors are duly elected and qualified. Executive officers are appointed by the Board of Directors annually to serve for one year terms and until there successors are duly elected and qualified.

Nicholas A. Czuczko has served as Chairman of the Board and CEO of the Company since 1996. Czuczko also serves on the Board of Directors of Planet Earth's Environment Inc (a nonprofit environmental organization) since 1992 and is Chairman and CEO of Epic Media Inc. He holds a Bachelor Degree in Business Administration from the University of La Verne.

James M. Hollman CPA has served as Treasurer of the Board and CFO of the Company since 1996. Prior to joining the Company, Hollman served as Senior Auditor for Arthur Anderson LLP since 1996 and as Accountant In Charge for Deloitte & Touche LLP since 1994. Hollman has logged over 10,000 hours of industry audit experience with emphasis in real estate, investments, and trade. He holds a Bachelor Degree in Accounting from Loyola Marymount University.

John Yeung has served as Secretary of the Board and VP of Distribution since 1996. Prior to joining the Company, Yeung served as managing director of WPC Logistics Hong Kong Limited and was responsible for service related marketing material and business production in and around Hong Kong. He holds a Bachelor Degree in Business Administration from the University of La Verne.

Nicholas Czuczko Sr. owns 500,000 shares of the Company's Common Stock (22%) and is therefore considered a "Control Person." Nicholas Czuczko Sr. is father to Nicholas A. Czuczko, Chairman of the Board and CEO of Epic Media Inc. Czuczko Sr. is not, and has never been, an officer, director, or employee of the Company.

ITEM 6. EXECUTIVE COMPENSATION
------------------------------

The officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf. Therefore, no summary compensation tables are included herein.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
------------------------------------------------------

Since the Company's formation, there have been five (5) transactions or proposed transactions, to which the issuer was or is to be a party, as described by Item 404 of Regulation S-B

Transaction one (1) between Nicholas A. Czuczko and the Company

On December 11, 1996, Mr. Czuczko received 1,500,000 Shares of the Company's Common Stock. In return, Mr. Czuczko contributed $15,000 in cash, $4,845 worth of office and computer equipment, and exclusive international distribution rights to the Automatic Mechanical Variable Ratio Transmission ("AMVRT") System (the value paid by Mr. Czuczko was $3,000,000 ($0 net).

Transaction two (2) between James M. Hollman and the Company

On December 11, 1996, Mr. Hollman received 15,000 Shares of the Company's Common Stock. In return, Mr. Hollman contributed time and experience to the Company's organization at a value of $4,500 to the Company.

Transaction three (3) between John Yeung and the Company

On December 11, 1996, Mr. Yeung received 10,000 Shares of the Company's Common Stock. In, return, Mr. Yeung contributed time and experience to the Company's organization at a value of $3,000 to the Company.

Transaction four (4) between Nicholas A. Czuczko and the Company

1,000,000 shares were issued pursuant to a Reg. A Offering registered under the Securities Act of 1933 and declared effective (SEC File No. 24-3650-HQ). Czuczko purchased all 1,000,000 at the per share price of $5.00 on Nov 30, 1998, with a note due and payable on Dec 1, 2008.

Transaction five (5) between Nicholas A. Czuczko and the Company

On Feb 15, 2004, the Company purchased assets consisting of two magazines named EVERYTHING for Men and EVERYTHING for Women from Epic Media Inc (an Oregon based corporation and publisher wholly owned by Nicholas A. Czuczko). In return, the Company forgave a note receivable from Mr. Czuczko dated Nov 30, 1998, for the purchase of 1,000,000 Shares of Common Stock in the amount of $5,000,000 ($5.00 per Share). The Magazines have a historical book value of $44,101. Additional Paid in Capital decreased by $4,955,899 as the use of goodwill is not allowed in related party transactions as per USGAAP. On May 30, 2004, it was resolved by the Board of Directors that Nicholas A. Czuczko surrender 250,000 shares to the Company making the net transaction of the sale of the magazines $3,750,000.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------

The Company is authorized to issue 12,000,000 Shares of Common Stock, no-par value. There are 2,525,000 Shares of the Company's Common Stock issued of which 2,275,000 are outstanding and 250,000 are held as Treasury Shares. Of the 2,525,000 shares issued, 1,525,000 shares were offered and sold in private transactions, exempt from registration with the United States Securities and Exchange Commission. The remaining 1,000,000 shares were issued pursuant to a Reg. A Offering registered under the Securities Act of 1933 and declared effective (SEC File No. 24-3650-HQ). The Offering was also registered in the States of California, New York, Massachusetts, Oregon and Illinois. The commencement of the Offering took place on March 16, 1998.

The holders of the Company's Common Stock are entitled to one vote per share in each matter to be voted on by the shareholders. Holders of the Company's Common Stock are be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution after all dividends payable or in arrears are paid to the preferred shareholders. With respect to any proposed "going private" transaction, sale, liquidation, or any other form of disposition of all or substantially all of the Company's assets, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of all indebtedness and payments to shareholders of the Company's Preferred Stock. Stockholders of the Company have no preemptive rights or other rights to subscribe for additional shares. No shares of Common Stock have conversion rights or are subject to redemption. There are no provisions in the by-laws that would delay, defer or prevent a change in control of the Company.

The Company's bylaws permit cumulative voting. Every shareholder entitled to vote shall be entitled to one vote for each share held, except for the election of directors. In an election for directors, if a candidate's name has been placed in nomination prior to the voting and one or more names has been placed in nomination prior to the voting and one or more shareholders has given notice at the meeting prior to the voting of the shareholder's intent to cumulate the shareholder's votes, then every shareholder entitled to vote may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares which the shareholder is entitled to vote, or distribute the vote on the same principle among as many candidates as the shareholder chooses. The candidates receiving the highest number of votes up to the number of directors to be elected shall be elected. Upon demand of any shareholder made before the voting begins, the election of directors shall be by ballot.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

The principal market where the Company's Common Equity is traded is the Pinksheets under ticker Symbol EPMI. The Company is filing this registration statement and the accompanying financial statements in order to become a fully reporting company and obtain a listing on the OTC Bulletin Board.

The Company's share price range is from .75 - 1.20 with an average volume of 1,100 per day traded. The Company's Common Stock began trading on June 23, 2005

As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

On June 15, 2005, the Company declared a stock dividend. Shareholders received 9 additional shares for every share they owned moving the total outstanding shares from 2,275,000 to 22,750,000. Shareholders who owned shares in their name at the close of business on June 29, 2005, received the stock dividend. The payment date for the common stock dividend was set for June 29, 2005. The stock dividend was credited to the shareholder's account within a few days of June 29, 2005, depending on their broker's procedures. On the opening of business on June 30, 2005, the common stock traded ex dividend. Persons who purchased shares on or after June 30, were not entitled to receive the dividend and the stock price was adjusted for the stock dividend.

The purpose of the stock dividend was to provide to shareholders improved liquidity in EPIC Media's common stock. Under Internal Revenue Code Section 305(a), the receipt of the stock dividend will not result in the imposition of US federal income taxes. Shareholders will only need to adjust their tax basis in their shares on a pro-rata basis.

Declaration Date: June 15, 2005
Record Date: June 29, 2005
Ex- Dividend Date: June 30, 2005
Payment Date: June 29, 2005

ITEM 2. LEGAL PROCEEDINGS
-------------------------

The Company has no past, pending or threaten litigation or administrative action which has had or may have any material effect upon the Company's business, financial condition, or operations, including any litigation involving the Company's officers, directors, or other personnel.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------

The Company has retained Moore & Associates CHTD as independent auditors. Their report is included as an exhibit to this registration statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------

The Company has had no recent sales of unregistered securities defined by item 701 of Regulation S-B.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------

Pursuant to Article II of our Articles of Incorporation and Article VII of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of California.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.



                                    Part F/S

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
------------------------
PCAOB REGISTERED

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Epic Media Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Epic Media Inc., as of November 30, 2004 and the related statements of income, stockholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epic Media Inc., as of November 30, 2004, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 of the financial statements, the Company's recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                       /s/ Moore & Associates, Chartered



Moore & Associates, Chartered
Las Vegas, Nevada
July 15, 2005



                                Epic Media, Inc.
                          (A Development Stage Company)

                                 Balance Sheets
                                 --------------

                                     Assets
                                     ------



                                                    Three Months
                                       Six Months      Ended
                                         Ended       February 28   November 30,
                                      May 31, 2005       2005         2004
                                     ------------- -------------- --------------
Current Assets
   Cash                               $      -      $       -      $       -
                                     ------------- -------------- --------------

  Total Assets                        $      -      $       -      $       -
                                     ============= ============== ==============



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------



Liabilities
   Taxes Due                                8,362          8,362          8,362
   Due to Related Party                    21,548         13,091          7,979
                                     ------------- -------------- --------------

   Total Liabilities                       29,910         21,453         16,341
                                     ------------- -------------- --------------


  Stockholders' Equity


   Common Stock, authorized
   12,000,000 shares, no par value,
   issued and outstanding on
   May 31, 2005; February 28, 2005 and
   November 30, 2004 is 2,275,000
   shares                                  59,101         59,101         59,101


   Subscriptions Receivable

   Deficit Accumulated During the
   Development Stage                      (89,011)       (80,554)       (75,442)
                                     ------------- -------------- --------------

   Total Stockholders' Equity             (29,910)       (21,453)       (16,341)
                                     ------------- -------------- --------------

Total Liabilities and Stockholders'
   Equity                             $      -      $       -      $       -
                                     ============= ============== ==============

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                            Statements of Operations
                            ------------------------
                                   (Unaudited)

December 11, 1996(Inception) to May 31, 2005


                                  Six Months    Three Months   Three Months     December 11,
                                    Ended          Ended          Ended       1996 (Inception)
                                    May 31,        May 31,      February 28,    to May 31,
                                     2005          2005           2005            2005
                                 -------------- -------------- -------------- ---------------
Revenue from Discontinued
 Operations                       $         -    $         -    $         -    $      44,173

Expenses
 General and Administrative              9,370          5,183          4,187          55,564
 Advertising                             3,274          3,274                         47,375
 Depreciation Expense                                                                  4,845
 Corporate Taxes                                                                       8,862
 Professional Fees                         925                           925          16,538
                                 -------------- -------------- -------------- ---------------

 Total Expenses                         13,569          8,457          5,112         133,184
                                 -------------- -------------- -------------- ---------------

Net (Loss)                        $    (13,569)  $     (8,457)  $     (5,112)  $     (89,011)
                                 ============== ============== ============== ===============

Basic and Diluted
 (Loss) per Share a a a a
                                 -------------- -------------- -------------- ---------------

 Weighted Average
    Number of Shares                 2,275,000      2,399,317      2,525,000       2,498,166
                                 -------------- -------------- -------------- ---------------

a = Less than ($0.01) per share

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                        Statement of Stockholders' Equity
                        ---------------------------------
                                   (Unaudited)
                  December 11, 1996 (Inception) to May 31, 2005



                                                                    Common Stock
                                                     Price    ---------------------- Subscriptions Accumulated   Total
                                             Date  Per Share    Shares     Amount      Receivable    Deficit     Equity
                                           ------------------ ---------- ----------- ------------- ----------- ---------

Common Shares issued to Founders           12/11/1996 $0.010  1,525,000   $  15,000   $         -   $       -  $ 15,000
Net (Loss)                                                                                             (7,011)   (7,011)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 1997                                    1,525,000      15,000             -      (7,011)    7,989

Common Shares subscribed                   11/30/1998 $5.000  1,000,000   5,000,000    (5,000,000)                    -
Net (Loss)                                                                                             (8,789)   (8,789)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 1998                                    2,525,000   5,015,000    (5,000,000)    (15,800)     (800)

Net (Loss)                                                                                             (1,031)   (1,031)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 1999                                    2,525,000   5,015,000    (5,000,000)    (16,831)   (1,831)

Net (Loss)                                                                                             (1,262)   (1,262)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 2000                                    2,525,000   5,015,000    (5,000,000)    (18,093)   (3,093)

Net (Loss)                                                                                             (1,498)   (1,498)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 2001                                    2,525,000   5,015,000    (5,000,000)    (19,591)   (4,591)

Net (Loss)                                                                                             (1,725)   (1,725)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 2002                                    2,525,000   5,015,000    (5,000,000)    (21,316)   (6,316)

Net (Loss)                                                                                             (1,246)   (1,246)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 2003                                    2,525,000   5,015,000    (5,000,000)    (22,562)   (7,562)

Payment of expense through cancellation
    of Subscription Receivable              2/14/2004                    (4,955,899)    5,000,000                44,101
Surrender of Common Shares                  5/30/2004          (250,000)                                              -

Net (Loss)                                                                                            (52,880)  (52,880)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, November 30, 2004                                    2,275,000      59,101             -     (75,442)  (16,341)

Net (Loss)                                                                                            (13,569)  (13,569)
                                                              ---------- ----------- ------------- ----------- ---------

Balance, May 31, 2005                                         2,275,000     $59,101   $         -   $ (89,011) $(29,910)
                                                              ========== =========== ============= =========== =========

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                            Statements of Cash Flows
                            ------------------------
                                   (Unaudited)



                                                Six Months  Three Months Three Months    December 11,
                                                  Ended        Ended        Ended      1996 (Inception)
                                                 May 31,      May 31,    February 28,    to June 31,
                                                  2005         2005         2005            2005
                                               ------------- ------------ ------------ --------------
Operating Activities
   Net (Loss)                                   $   (13,569)   $  (8,457)  $  (5,112)   $   (89,011)
   Adjustments to Net (Loss):
   Stock Issued for services                                                                  44,101
   Increase in Accounts Payable                      13,569        8,457        5,112         25,065
   Depreciation                                                                                4,845
                                               ------------- ------------ ------------ --------------

   Net Cash (Used) by Operating Activities                -            -            -        (15,000)
                                               ------------- ------------ ------------ --------------

Investing Activities
   Purchase of equipment                                                                      (4,845)
                                               ------------- ------------ ------------ --------------

   Net Cash Used by Investing Activities                                                      (4,845)

Financing Activities
   Proceeds from sale of Common Stock                                                         15,000
                                               ------------- ------------ ------------ --------------

   Cash Provided by Financing Activities                  -            -            -         15,000
                                               ------------- ------------ ------------ --------------

Net Increase in Cash                                      -            -            -              -

Cash, Beginning of Period                                 -            -            -              -
                                               ------------- ------------ ------------ --------------

Cash, End of Period                             $         -   $        -   $        -   $          -
                                               ============= ============ ============ ==============


Supplemental Information:
   Interest Paid                                $         -   $        -   $        -   $          -
   Income Taxes Paid                            $         -   $        -   $        -   $          -

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                                 Balance Sheets
                                 --------------

                                     ASSETS
                                     ------


                                                November 30,   November 30,    November 30,
                                                   2004            2003            2002
                                               ------------- --------------- ---------------
Current Assets
   Cash                                         $         -   $           -   $           -
                                               ------------- --------------- ---------------

Total Assets                                    $         -   $           -   $           -
                                               ============= =============== ===============



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Liabilities
   Taxes Due                                          8,362           7,562           6,316
   Due to Related Party                               7,979
                                               ------------- --------------- ---------------

   Total Liabilities                                 16,341           7,562           6,316
                                               ------------- --------------- ---------------

Stockholders' Equity

   Common Stock, authorized
   12,000,000 shares, no par value
   issued and outstanding on
   November 30, 2004; 2003 and 2002 is
   2,275,000; 2,525,000; and
   2,525,000 respectively.                           59,101       5,015,000       5,015,000

   Subscriptions Receivable                                      (5,000,000)     (5,000,000)

   Deficit Accumulated During the
   Development Stage                                (75,442)        (22,562)        (21,316)
                                               ------------- --------------- ---------------

   Total Stockholders' Equity                       (16,341)         (7,562)         (6,316)
                                               ------------- --------------- ---------------

Total Liabilities and Stockholders' Equity      $         -   $           -   $           -
                                               ============= =============== ===============

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                            Statements of Operations
                            ------------------------



                                      Year          Year          Year        December 11,
                                      Ended         Ended         Ended      1996 (Inception)
                                   November 30,  November 30,  November 30,  to November 30,
                                      2004          2003          2002            2004
                                  -------------- ------------- ------------- ---------------

Revenue from Discontinued
 Operations                        $         -    $        -     $       -    $      44,173

Expenses
 General and Administrative               1,861                                      46,194
 Advertising                             44,101                                      44,101
 Depreciation Expense                                                                 4,845
 Corporate Taxes                            800         1,246         1,725           8,862
 Professional Fees                        6,118                                      15,613
                                  -------------- ------------- ------------- ---------------

 Total Expenses                          52,880         1,246         1,725         119,615
                                  -------------- ------------- ------------- ---------------

Net (Loss)                             $(52,880)      $(1,246)      $(1,725)       $(75,442)
                                  ============== ============= ============= ===============

Basic and Diluted
 (Loss) per Share a a a a
                                  -------------- ------------- ------------- ---------------

 Weighted Average
    Number of Shares                  2,399,317     2,525,000     2,525,000       2,498,166
                                  -------------- ------------- ------------- ---------------


a = Less than ($0.01) per share

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                        Statement of Stockholders' Equity
                        ---------------------------------

                December 11, 1996(Inception) to November 30, 2004




                                                                    Common Stock
                                              Date     Price   ---------------------- Subscriptions Accumulated  Total
                                                     Per Share   Shares     Amount      Receivable    Deficit    Equity
                                            ------------------ ---------- ----------- ------------- ----------- --------

Common Shares issued to Founders            12/11/1996 $0.010  1,525,000     $15,000   $         -   $       -   $15,000
Net (Loss)                                                                                              (7,011)  (7,011)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 1997                                     1,525,000      15,000             -      (7,011)   7,989

Common Shares subscribed                    11/30/1998 $5.000  1,000,000   5,000,000    (5,000,000)                   -
Net (Loss)                                                                                              (8,789)  (8,789)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 1998                                     2,525,000   5,015,000    (5,000,000)    (15,800)    (800)

Net (Loss)                                                                                              (1,031)  (1,031)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 1999                                     2,525,000   5,015,000    (5,000,000)    (16,831)  (1,831)

Net (Loss)                                                                                              (1,262)  (1,262)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 2000                                     2,525,000   5,015,000    (5,000,000)    (18,093)  (3,093)

Net (Loss)                                                                                              (1,498)  (1,498)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 2001                                     2,525,000   5,015,000    (5,000,000)    (19,591)  (4,591)

Net (Loss)                                                                                              (1,725)  (1,725)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 2002                                     2,525,000   5,015,000    (5,000,000)    (21,316)  (6,316)

Net (Loss)                                                                                              (1,246)  (1,246)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 2003                                     2,525,000   5,015,000    (5,000,000)    (22,562)  (7,562)

Payment of expense through cancellation
    of Subscription Receivable               2/14/2004                    (4,955,899)    5,000,000               44,101
Surrender of Common Shares                   5/30/2004          (250,000)                                             -

Net (Loss)                                                                                             (52,880) (52,880)
                                                               ---------- ----------- ------------- ----------- --------

Balance, November 30, 2004                                     2,275,000      59,101             -     (75,442) (16,341)
                                                               ========== =========== ============= =========== ========

The accompanying notes are an integral part of these statements

                                Epic Media, Inc.
                          (A Development Stage Company)

                            Statements of Cash Flows
                            ------------------------



                                                    Year         Year         Year       December 11,
                                                    Ended       Ended        Ended     1996 (Inception)
                                                November 30, November 30, November 30,   to June 31,
                                                    2004         2003         2002           2005
                                                ------------ ------------ ------------ --------------
Operating Activities
   Net (Loss)                                    $  (52,880)   $  (1,246)   $  (1,725)   $   (75,442)
   Adjustments to Net (Loss):
   Stock Issued for services                         44,101                                   44,101
   Increase in Accounts Payable                       8,779        1,246        1,725         16,341
   Depreciation                                                                                4,845
                                                ------------ ------------ ------------ --------------

   Net Cash (Used) by Operating Activities                -            -            -        (10,155)
                                                ------------ ------------ ------------ --------------

Investing Activities
   Purchase of equipment                                                                      (4,845)
                                                ------------ ------------ ------------ --------------

   Net Cash (Used) by Investing Activities                                                    (4,845)

Financing Activities
   Proceeds from sale of Common Stock                                                         15,000
                                                ------------ ------------ ------------ --------------

   Cash Provided by Financing Activities                  -            -            -         15,000
                                                ------------ ------------ ------------ --------------

Net Increase in Cash                                      -            -            -              -

Cash, Beginning of Period                                 -            -            -              -
                                                ------------ ------------ ------------ --------------

Cash, End of Period                              $        -   $        -   $        -   $          -
                                                ============ ============ ============ ==============


Supplemental Information:
   Interest Paid                                 $        -   $        -                $          -
   Income Taxes Paid                             $        -   $        -                $          -

                                EPIC Media, Inc.
                          (A Development Stage Company)
                  December 11, 1996(Inception) to May 31, 2005



                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

EPIC Media, Inc. (A Development Stage Company) was incorporated on December 11, 1996 under the laws of the State of California as "International Environmental Technologies, Inc." On February 14, 2004 the Company reorganized and changed its name to EPIC Media, Inc. The Company is considered to be in the development stage in accordance with SFAS #7.

EPIC Media, Inc. is a multimedia company founded to develop and package information into marketable print and digital products.

NOTE 2. DISCONTINUED OPERATIONS AND REORGANIZATION

In 1996, the Company secured distribution rights to the Automatic Mechanical Variable Ratio Transmission (AMVRT) system from VRT Inc. by issuing a note in the amount of $3,000,000. It began marketing the AMVRT in 1998 and reported revenue of $44,173 with an associated net loss through November 30, 2001 of $19,591. In January 1999, because of VRT Inc.'s inability to perform, the Company ended its relationship with VRT by returning the AMVRT distribution rights for its $3,000,000 note that was promptly cancelled.

The Company discontinued operations and began a process of reorganization. In February 2004 the company purchased all rights including copyrights, trademarks, websites and samples to two magazines entitled "EVERYTHING for Men" and "EVERYTHING for Women" from Epic Media, Inc. an Oregon corporation and publisher.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Accounting Basis
----------------

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Management Certification
------------------------

The financial statements and notes herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America, consistently applied.

Cash and Cash Equivalents
-------------------------

For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments with maturity of three months or less.

Dividends
---------

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during the period shown.

Income Taxes
------------

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Common Share
---------------------------

Net income (loss) per common share is computed based on the weighted average number of common shares outstanding and common stock equivalents, if not anti-dilutive. The Company has not issued any potentially dilutive common shares.

Revenue and Cost Recognition
----------------------------

The Company has no current source of revenue; therefore the Company has not yet adopted any policy regarding the recognition of revenue or cost.

Advertising
-----------

Advertising costs are expensed when incurred. Advertising for quarter ended May 31, 2005 is $3,274.

NOTE 4. STOCKHOLDERS' EQUITY

Common Stock - No Par Value
---------------------------

The company is authorized 12,000,000 shares of no par value common stock.

On December 11, 1996, the company issued 1,525,000 shares of its no par value common stock for $15,000 to the founders of the Company.

On November 30, 1998, the Company issued 1,000,000 shares of its no par value common stock for $5,000,000 subscription receivable from one of the founders in the Company's 1998 Regulation A Offering.

On February 14, 2004, the Company cancelled the $5,000,000 subscription receivable note in exchange for advertising services valued at $44,101 from one of its shareholders. The capital stock account was reduced by $4,955,899.

On May 30, 2004, one of the founders returned 250,000 shares of the Company's no par value common stock.

NOTE 5. RELATED PARTY TRANSACTIONS

On 14 February 2004 advertising services valued at $44,101 were provided to the Company by one of its founders. Consideration given for the advertising was the cancellation of a $5,000,000 subscription receivable note originally issued for the purchase of 1,000,000 shares of the companies no par value common stock. As determined by the board of directors, on May 30, 2004 the shareholder also surrendered 250,000 shares of no par value common stock. The capital stock account was reduced by $4,955,899 ($5,000,000 - $44,101).

As of May 31, 2005, $21,548 is owed to a shareholder for advances made by him to the Company.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6. GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company has no established source of revenue. This raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

The Company's activities to date have been supported by equity financing. It has sustained losses in all previous reporting periods with an inception to date loss of $44,910 as of May 31, 2005. Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan. In the alternative, the Company may be amenable to a sale, merger or other acquisition in the event such transaction is deemed by management to be in the best interests of the shareholders.

NOTE 7. PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company's opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $16,597, which is calculated by multiplying a 22% estimated tax rate by the items making up the deferred tax account, the NOL of $75,442. The total valuation allowance is a comparable $16,597.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below for the year ended December 31, 2004:



Net changes in Deferred Tax Benefit less
   valuation account                              $0.00

Current Taxes Payable                              0.00
                                                  ------

Net Provision for Income Taxes                    $0.00
                                                  ======



The Company has not filed any federal income returns since inception.

NOTE 8. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 146-150 and their effect on the Company.

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 151 Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04)

This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal ass to require treatment as current period charges...." This
Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152 Accounting for Real Estate Time-Sharing Transactions (an amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position
(SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for
(a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The adoption of these new Statements is not expected to have a material effect on the Company's current financial position, results or operations, or cash flows.

                                    PART III

Item 1 Index to and Description of Exhibits
-------------------------------------------

1. Report of Independent Auditors - Moore & Associates

SIGNATURES
----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

EPIC Media, Inc., a California Corporation



Date:  July 21, 2005      By:/s/ Nicholas A. Czuczko, CEO
                                  and Director

Date:  July 21, 2005      By:/s/ James M. Hollman, CFO
                                  and Treasurer

Date:  July 21, 2005      By:/s/ John Yeung, Secretary